Exhibit (a)(1)(e)

[GRAPHIC APPEARS HERE]

[Employee name]

[Street 1]

[Street 2]

[City, ST, ZIP]

Dear [employee name],

I am pleased to send you this package containing all the materials you need to participate in the EDS Stock Option Exchange Program.

This program offers you the opportunity to voluntarily cancel eligible vested and unvested EDS stock options you currently hold in exchange for a lesser number of new stock options to be granted in the future subject to the terms of the Offer to Exchange. The new options will generally have an exercise price equal to the fair market value of EDS common stock on the date they are granted.

This opportunity to exchange existing options for a reduced number of market-priced options recognizes current market realities and enables you to obtain options that may have greater potential to increase in value over time.

The options that you have which are eligible for exchange and the number of resulting new options are outlined in the table below:

Grant Date	Original Grant Price	Options Eligible for Exchange	New Grant if Exchanged
Xxx	$	Xxx	Xxx

Total		Xxx	xxx

To make your election, you need to complete the attached election form and submit it to [insert name, address, telephone for HR]. Please allow enough time for [Name, HR] to submit your election before the deadline of 7 p.m. U.S. Eastern Time on 23 September 2003.

The complete Offer to Exchange, which describes the terms and conditions of the EDS Stock Option Exchange Program, is enclosed. We urge you to read the Offer to Exchange.

If you have questions, feel free to call [HR phone] or your questions can be sent via e-mail to EDSinquiries@melloninvestor.com.

Sincerely,

Michael E. Paolucci

Managing Director, Global Compensation and Benefits